                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 5)*

                                   DANSKIN, INC.
                                  (Name of Issuer)

                                    COMMON STOCK
                           (Title of Class of Securities)

                                    236 365 102
                                   (CUSIP Number)

                    SUSAN L. HARRIS, GENERAL COUNSEL--CORPORATE
                                  SUNAMERICA INC.
                                1 SUNAMERICA CENTER
                               LOS ANGELES, CA  90067
                                   (310) 772 6000
             ----------------------------------------------------------

              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notice and Communications)


                                   MARCH 9, 1997
            -----------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box./ /

NOTE: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     Schedule 13D

CUSIP No. 236 365 102

1.   Name of Reporting Persons

     I.R.S. Identification No. of above persons (entities only):

     SunAmerica Life Insurance Company

2.   Check Appropriate Box if a member of a group:     (a) / /
                                                       (b) / /

3.   SEC use only:

4.   Source of funds:  00

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): / /

6.   Citizenship or place of organization:  Arizona

Number of                7.   Sole voting power:  1,827,440
Shares
Beneficially             8.   Shared voting power:  0
Owned by
Each                     9.   Sole dispositive power:  1,827,440
Reporting
Person With              10.  Shared dispositive power:  0

11.  Aggregate amount beneficially owned by each reporting person:  1,827,440

12.  Check box if the aggregate amount in Row (11) excludes certain shares:  / /

13.  Percent of Class represented by amount in Row (11):  18.1%

14.  Type of reporting person:  IC

                                     Schedule 13D

CUSIP No. 236 365 102

1.   Name of Reporting Persons

     I.R.S. Identification No. of above persons (entities only):

     SunAmerica Inc.

2.   Check Appropriate Box if a member of a group:     (a) / /
                                                       (b) / /

3.   SEC use only:

4.   Source of funds:  00

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): / /

6.   Citizenship or place of organization:  Maryland

Number of                7.   Sole voting power:  1,827,440
Shares
Beneficially             8.   Shared voting power:  0
Owned by
Each                     9.   Sole dispositive power:  1,827,440
Reporting
Person With              10.  Shared dispositive power:  0

11.  Aggregate amount beneficially owned by each reporting person:  1,827,440

12.  Check box if the aggregate amount in Row (11) excludes certain shares:  / /

13.  Percent of Class represented by amount in Row (11):  18.1%

14.  Type of reporting person:  CO/HC

          This Amendment No. 5 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on September 29, 1994, and as subsequently amended by Amendment No. 1 filed on February 3, 1995, Amendment No. 2 filed on January 4, 1996, Amendment No. 3 filed on June 17, 1996 and Amendment No. 4 filed on October 8, 1996 (as amended, the "Schedule 13D"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Danskin, Inc. (the "Issuer"). Other than as set forth herein, there has been no material changes in the information set forth in the
Schedule 13D. All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

          This Statement is being filed by SunAmerica Life Insurance Company ("SunAmerica") and SunAmerica Inc., collectively (the "Reporting Persons").

Item 3.   Source and Amount of Funds or Other Consideration.

          The information set forth in Item 3 of the Schedule 13D is hereby amended to read as follows:

          Pursuant to a 1 to 11.99 per share Common Stock dividend paid on October 30, 1997, 167,640 shares of Common Stock were distributed to SunAmerica by the Issuer.

Item 4.   Purpose of Transaction.

          The information set forth in Item 4 of the Schedule 13D, is hereby amended and restated in its entirety to read as follows:

          On March 12, 1996, the United States Bankruptcy Court for the Southern District of New York entered an order, effective May 1, 1996, terminating, vacating and annulling the automatic stay of 11 U.S.C. Section 362 in the chapter 7 involuntary bankruptcy case of Esmark, Inc., Case No. 95-43781 (BRL), insofar as such automatic stay prohibited or prevented SunAmerica from enforcing its state law rights and remedies under the Notes Purchase Agreement and Pledge Agreement and related loan documents, including the foreclosure sale of the shares of Common Stock in partial satisfaction of Esmark's obligations to SunAmerica. Notice of a public foreclosure sale of the shares of Common Stock (the "Foreclosure Sale") was published in the Wall Street Journal, New York Times and Womens Wear Daily on May 7, 1996. On June 7, 1996, the Foreclosure Sale was conducted at which SunAmerica submitted the highest conforming bid and purchased the shares of Common Stock, by crediting its bid against its secured claim, at a price of $3.00 per share for an aggregate purchase price of $6,030,000.

          On October 4, 1996 SunAmerica and the Issuer entered into a letter agreement (the "Letter Agreement") pursuant to which the Issuer agreed, among other things, to increase the number of directors constituting the Board of Directors of the Issuer from eight to ten and include two individuals designated by SunAmerica to serve as members of the Board of Directors of the Issuer. In turn, SunAmerica agreed to vote all shares which it owned in favor of management nominees at annual meetings held prior to June 30, 1997.

          On September 22, 1997 the Issuer recapitalized by issuing 2,400 shares of cumulative convertible preferred stock (the "Preferred Stock") with voting rights entitling each share of Preferred Stock to that number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock is convertible, or 16,666.66 votes per share of Preferred Stock (the "Recapitalization"). The issuance of the Preferred Stock resulted in a reduction of the percentage of voting securities of the Issuer held by SunAmerica to approximately 4% of the total outstanding voting securities. In conjunction with the Recapitalization, SunAmerica and the Issuer agreed to terminate the Letter Agreement in September 1997.

          In light of these factors, SunAmerica is evaluating its alternatives with respect to its holdings of the Common Stock. SunAmerica's primary objective with respect to its holdings of the Common Stock is to maximize the return on its investment. Subject to applicable legal requirements, SunAmerica may purchase additional shares of Common Stock from time to time or may dispose of all or a portion of its shares of Common Stock. SunAmerica intends to consider and review various factors on a continuous basis, including the Issuer's financial condition, business and prospects, other developments concerning the Issuer, the price and availability of shares of Common Stock, other investment and business opportunities available to SunAmerica, developments with respect to SunAmerica's business, and general economic, money and stock market conditions in managing its investment in the Common Stock.

          Except as set forth above, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.   Interest in the Securities of the Issuer.

     Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

          SunAmerica owns beneficially 1,827,440, or approximately 18.1%, of the 10,088,124 shares of Common Stock outstanding as reported by the Issuer in its 10-K filed March 27, 1998.

           SunAmerica Inc., as the parent company of SunAmerica, may be deemed to beneficially own 1,827,440, or approximately 18.1%, of the 10,088,124 shares of Common Stock outstanding as reported by the Issuer in its 10-K filed March 27, 1998. All of such shares are held by SunAmerica.

     Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

          SunAmerica has the sole power to vote or to direct the vote and dispose or to direct the disposition of 1,827,440 shares of Common Stock.

          SunAmerica Inc., as the parent company of SunAmerica also has the power to vote or to direct the vote and dispose or to direct the disposition of all of the shares of Common Stock held by SunAmerica described above.

     Item 5(c) of the Schedule 13D is hereby amended as follows:

The following sales of Common Stock were completed by SunAmerica on the dates listed below:


------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
 1) IDENTITY OF PERSON COVERED     2) DATE OF           3) AMOUNT OF           4) PRICE OR    5) MANNER OF SALE
 BY ITEM 5(c) WHO EFFECTED THE     TRANSACTION          SECURITIES INVOLVED    UNIT PER
 TRANSACTION                                                                   SHARE
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
 SunAmerica                               3/9/98                    25,000          $1.47     Broker Sale
------------------------------------------------------------------------------------------------------------------
 SunAmerica                               3/9/98                     7,000          $1.47     Broker Sale
------------------------------------------------------------------------------------------------------------------
 SunAmerica                               3/9/98                     9,000          $1.47     Broker Sale
------------------------------------------------------------------------------------------------------------------
 SunAmerica                               3/9/98                    40,000          $1.50     Broker Sale
------------------------------------------------------------------------------------------------------------------
 SunAmerica                               3/9/98                     7,500          $1.47     Broker Sale
------------------------------------------------------------------------------------------------------------------
 SunAmerica                               3/9/98                   110,000          $1.47     Broker Sale
------------------------------------------------------------------------------------------------------------------
 SunAmerica                               3/9/98                    22,000          $1.47     Broker Sale
------------------------------------------------------------------------------------------------------------------
 SunAmerica                               3/9/98                    28,000          $1.47     Broker Sale
------------------------------------------------------------------------------------------------------------------
 SunAmerica                               3/9/98                    50,000          $1.47     Broker Sale
------------------------------------------------------------------------------------------------------------------
 SunAmerica                              3/10/98                     4,000          $1.47     Broker Sale
------------------------------------------------------------------------------------------------------------------

                                         -6-


------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
 1) IDENTITY OF PERSON COVERED     2) DATE OF           3) AMOUNT OF           4) PRICE OR    5) MANNER OF SALE
 BY ITEM 5(c) WHO EFFECTED THE     TRANSACTION          SECURITIES INVOLVED    UNIT PER
 TRANSACTION                                                                   SHARE
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
 SunAmerica                              3/11/98                    39,200          $1.47     Broker Sale
------------------------------------------------------------------------------------------------------------------
 SunAmerica                              3/13/98                     8,500          $1.47     Broker Sale
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------




Item 6. Contracts, Arrangements, Undertakings or Relationships with respect to Securities of the Issuer.

          Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuers, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

          Item 7 of the Schedule 13D is hereby amended as follows:

          (a) Amended and Restated list of names, principal occupations and business addresses of directors, executives officers and control persons of SunAmerica.

          (b) Amended and Restated list of names, principal occupations and business addresses of directors, executives officers and control persons of SunAmerica Inc.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 1998

                         SunAmerica Life Insurance Company



                         By: /s/ Jay S. Wintrob
                             ------------------------------
                             Jay S. Wintrob
                             Executive Vice President


                         SunAmerica Inc.



                         By: /s/ Jay S. Wintrob
                            -------------------------------
                             Jay S. Wintrob
                             Vice Chairman

                                                                     EXHIBIT A


                          SUNAMERICA LIFE INSURANCE COMPANY


                                                                   PRESENT OFFICE OR OTHER PRINCIPAL OCCUPATION
 NAME AND PRINCIPAL BUSINESS ADDRESS                               OR EMPLOYMENT
-----------------------------------------------------------------------------------------------------------------
 DIRECTORS:     Eli Broad, Chairman (1)(2)                         See below
                James R. Belardi (1)                               See below
                Lorin M. Fife (1)                                  See below
                Jane W. Greer (1)                                  See below
                Susan L. Harris (2)                                See below
                Peter McMillan (1)                                 Executive Vice President & Chief Executive
                                                                          Officer of SunAmerica Investments, Inc.
                Scott L. Robinson (1)                              See below
                James W. Rowan (1)                                 See below
                Jay S. Wintrob (1)                                 See below

 OFFICERS:      Eli Broad (1)(2)                                   President and Chief Executive Officer
                Jay S. Wintrob (1)                                 Executive Vice President
                James R. Belardi (1)                               Senior Vice President
                Lorin M. Fife (1)                                  Senior Vice President, General Counsel and
                                                                          Assistant Secretary
                N. Scott Gillis(1)                                 Senior Vice President and Controller
                Jana W. Greer (1)                                  Senior Vice President
                Susan L. Harris (1)                                Senior Vice President and Secretary
                Edwin R. Reoliquo (1)                              Senior Vice President and Chief Actuary
                Scott L. Robinson (1)                              Senior Vice President
                James Rowan (1)                                    Senior Vice President
                Victor E. Aiken (1)                                Senior Vice President
                J. Franklin Grey (1)                               Vice President
                Keith B. Jones (1)                                 Vice President
                Michael L. Lindquist (1)                           Vice President
                Gregory M. Outcalt (1)                             Vice President
                Scott H. Richland (1)                              Vice President
                Edward P. Nolan (1)                                Vice President
                David R. Bechtel(1)                                Vice President and Treasurer




(1) Business address and address where principal occupation is located is 1 SunAmerica Center, Los Angeles, California 90067.

(2) Mr. Broad controls 41.3% of the total number of votes entitled to be cast by holders of voting securities of SunAmerica Inc., the direct parent of SunAmerica. Therefore, Mr. Broad may be deemed to beneficially own the securities covered by this Schedule 13D.

                                                                       EXHIBIT B


                                   SUNAMERICA INC.

                                                                  PRESENT OFFICE OR OTHER PRINCIPAL OCCUPATION OR
 NAME AND PRINCIPAL BUSINESS ADDRESS                              EMPLOYMENT
------------------------------------------------------------------------------------------------------------------------------
 DIRECTORS:   Eli Broad, Chairman (1)(11)                         See below
              William F. Aldinger, III (2)                        Chairman and Chief Executive Officer of Household
                                                                    International, Inc.
              Philip G. Heasley (3)                               Vice Chairman and President of First Bank, Retail
                                                                    Product Group
              David O. Maxwell (4)                                Retired Chairman and Chief Executive Officer of
                                                                    Federal National Mortgage Association
              Barry Munitz (5)                                    President and Chief Executive Officer, The J. Paul
                                                                    Getty Trust
              Lester Pollack (6)                                  Chief Executive Officer, Centre Partners, L.P.
              Sanford C. Sigoloff (7)                             Chairman, President and Chief Executive Officer of
                                                                    Sigoloff & Associates, Inc.
              Harold M. Williams (8)                              President Emeritus, The J. Paul Getty Trust
              Karen Hastie Williams (9)                           Partner with Crowell & Moring
              Carl E. Reichardt (10)                              Retired Chairman and Chief Executive Officer, Wells
                                                                    Fargo & Company and Wells Fargo Bank
              Jay S. Wintrob (1)                                  See below

 OFFICERS:    Eli Broad (1)(11)                                   Chief Executive Officer and President
              Jay S. Wintrob (1)                                  Vice Chairman
              James R. Belardi (1)                                Executive Vice President
              Lorin M. Fife (1)                                   Senior Vice President, General Counsel--Regulatory
                                                                    Affairs and Assistant Secretary
              Marc H. Gamsin (1)                                  Senior Vice President
              Susan L. Harris (1)                                 Senior Vice President, General Counsel--Corporate
                                                                    Affairs and Secretary
              Jana W. Greer (1)                                   Senior Vice President
              Gary W. Krat (1)                                    Senior Vice President
              Scott H. Richland (1)                               Senior Vice President
              Scott L. Robinson (1)                               Senior Vice President and Controller
              James Rowan (1)                                     Senior Vice President
              Karel Carnohan (1)                                  Vice President
              Michael L. Fowler (1)                               Vice President
              George L. Holdridge, Jr. (1)                        Vice President
              N. Scott Gillis (1)                                 Vice President
              Donald E. Spetner(1)                                Vice President
              David R. Bechtel(1)                                 Vice President and Treasurer



(1) Business address and address where principal occupation is located is 1 SunAmerica Center, Los Angeles, California 90067.

(2) Business address and address where principal occupation is located is 2700 Sandus Road, Prospect Heights, Illinois 60070.

(3) Business address and address where principal occupation is located is 601 Second Avenue South, Suite 2900, Minneapolis, Minnesota 55402.

(4) Business address and address where principal occupation is located is 5335 Wisconsin Avenue, NW, Suite 440, Washington, D.C. 20015-2003.

(5) Business address and address where principal occupation is located is 1200 Getty Center Drive, Los Angeles, California 90049-1688.

(6) Business address and address where principal occupation is located is 30 Rockefeller Plaza, Suite 5050, New York, New York 10020.

(7) Business address and address where principal occupation is located is 3340 Ocean Park Boulevard, Suite 3050, Santa Monica, California 90405.

(8) Business address and address where principal occupation is located is 1200 Getty Center Drive, Los Angeles, California 90049-1688.

(9) Business address and address where principal occupation is located is 1001 Pennsylvania Avenue, N.W., Washington, D.C. 20004-2505.

(10) Business address and address where principal occupation is located is 420 Montgomery Street, San Francisco, California 94104.

(11) Mr. Broad controls 41.3% of the total number of votes entitled to be cast by holders of voting securities of SunAmerica Inc., the direct parent of SunAmerica. Therefore, Mr. Broad may be deemed to beneficially own the securities covered by this Schedule 13D.